                                                                               .
                                                                               .
                                                                               .
CONTACTS:

LORUS THERAPEUTICS INC.                 CANADIAN MEDIA CONTACT:                 US MEDIA CONTACT:

Corporate Communications                Hugh Mansfield                          Nancy Tamosaitis
Grace Tse                               Mansfield Communications Inc.           Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380           Tel:  (416) 599-0024                    Tel:  (212) 370-5045
EMAIL:   IR@LORUSTHERA.COM              EMAIL:  HUGH@MCIPR.COM                  E-MAIL:  NANCYT@MCIPR.COM


      LORUS THERAPEUTICS PARTICIPATES AT THE THIRTY-NINTH ANNUAL MEETING OF
                   THE AMERICAN SOCIETY OF CLINICAL ONCOLOGY


TSX:    LOR

OTC BB: LORFF

TORONTO, CANADA, JUNE 2, 2003 - Lorus Therapeutics Inc. ("Locus") announced today that data concerning two of its lead drugs, GTI-2040 and Virulizin(R) will be presented at the annual meeting of the American Society of Clinical Oncology
(ASCO), May 31" to June 3 degrees degrees 2003, in Chicago, Illinois.


GTI-2040 will be the subject of a presentation today co-authored by clinicians and scientists from the University of Chicago and Lorus, entitled, "A Phase I study of G77--2040 given by continuous intravenous infusion inpatients with advanced malignancies." The presentation will provide an overview of the safety, tolerability and pharmacoldnetics from a Phase I clinical trial conducted in a variety of tumour types. -The data from this study was used in the design of a Phase B clinical trial with GTI-2040 for the treatment of renal cell carcinoma, which is currently in progress at 10 major oncology centres in the United States.


VirufzinV, Lorus' lead immunothempy drug currently in a North American Phase III clinical trial for the treatment of advanced metastatic pancreatic cancer, is the subject of an abstract co-authored by scientists at Lorus entitled, "Virulizin(R), a novel immunotherapeutic agent stimulates Natural Killer (NW) cell function in implanted human tumors -potential biologic marker of clinical response ". A data presentation of the Virulizin(R) study performed in animal models will be given at the Lorus exhibitor booth at the meeting, where Lorus will also present the clinical trials programs for its three drugs currently in the clinic: VimlizinV, GTI-2040, and GTI-2501. GTI-2501 is in a Phase I clinical trial for the treatment of a variety of solid tumors and Lorus intends to commence a Phase II clinical trial with GTI-2501 for the treatment of advanced metastatic prostate cancer later this year.

                                     (more)

                                                                              /2


The ASCO annual conference is an important event in clinical oncology worldwide, attracting researchers, clinicians and members of the pharmaceutical industry. The conference provides oncology professionals with the most current information on recent developments in cancer research, prevention, and treatment.



About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOP, and on the OTC BB exchange under the symbol LOPFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


                                       -30